UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 11)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of March 28, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of February 2012, filed on Form 6-K with the United States Securities and Exchange Commission, as of February 3, 2012, there were 339,563,275 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the twenty-seventh paragraph thereof:

On March 26, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.21.  The press release, among other things, contained an open letter to the Company’s shareholders urging them to vote for the Reporting Person’s independent nominees to the Company’s board of directors.

The description of the press release set forth above is qualified in its entirety by reference to the complete copy of the press release that is attached to this Schedule 13D, as amended, as an exhibit pursuant to Item 7 hereof.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the twentieth paragraph thereof:

7.21           Press Release, dated March 26, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          March 28, 2012

          MOUNT KELLETT CAPITAL MANAGEMENT LP

          By:  Mount Kellett Capital Management GP LLC,
                  its general partner

      By: /s/ Jonathan Fiorello
             Jonathan Fiorello
             Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.21

MARCH 26, 2012 PRESS RELEASE

MOUNT KELLETT SENDS OPEN LETTER TO SHAREHOLDERS OF BAJA MINING CORP

Urges Shareholders To Vote Their Blue Proxy

Vancouver, British Columbia, March 26, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”) today sent the following open letter to the shareholders of Baja Mining Corp. (TSX: BAJ) (OTCQX: BAJFF) (“Baja”) urging them to vote their BLUE proxy FOR the addition of both of Mount Kellett’s nominees to Baja’s board of directors at the Special Meeting of Shareholders to be held on April 3, 2012.  Shareholders can find more information and voting instructions at www.ShareholdersForBaja.com.

Dear Fellow Shareholders,

As owners of Baja, we are all looking forward to the potential of the Boleo project and a rewarding future for the company.  It is the reason we have invested alongside you.  From the outset, we have tried to work with the company and board to better secure this future.  What we did not know at the outset, but what has been proven time and again, is that the current board is self-interested and many of its actions have been entirely inconsistent with its fiduciary duty to shareholders.

We urge all shareholders to consider the following questions:

1.	Why does Baja fear truly independent directors?

2.	Why has Baja resorted to a web of baseless hypotheticals to try and distract shareholders?

3.	Why did the company only react to highlighted governance deficiencies once put in the spotlight?

4.	Why wouldn’t the board benefit from the experience and insights of truly independent directors that are committed to working with the other board members and to guiding management?

The only motive for initiating this election is our desire to protect the investment and interests of all shareholders.  By electing Lorie Waisberg, an experienced and well-regarded corporate director, and Stephen Lehner, an experienced sector investor with strong financial acumen and an “owner-driven mindset”, to the Baja board, there will finally be the opportunity to:

-	Pre-emptively stop self-dealing at the board

-	Enforce proactive versus “reactive” corporate governance

-	Assure policies are permanent and adhered to in practice

-	Provide accountability to shareholders and prevent value destruction

Don’t be distracted by Baja’s rhetoric and baseless accusations.  Here is the simple fact: we are working to enact positive change for the benefit of all shareholders.  There is no “hidden agenda.”  Mount Kellett has never planned, nor does it intend, a takeover of Baja.

We are supported in our call for change by Institutional Shareholder Services Inc. (“ISS”), the leading independent proxy advisor.  After a detailed review and presentations by Mount Kellett and Baja, ISS recommended that shareholders of Baja vote FOR the addition of both of Mount Kellett’s nominees to Baja’s board of directors, explicitly outlining the need for change to the Baja board:

“Based on the evidence of problematic governance practices in the recent past – including exorbitant equity grants to directors, the CEO's troubling willingness to take an active role in what is supposed to be a completely independent Nominating Committee, and the reactive nature of the governance provisions the board has recently adopted – the dissident has made a compelling case that change is warranted at the board level.”

(ISS Proxy Advisory Report for Baja Mining Corp., March 21, 2012*)

This is a campaign for seats on YOUR board.  Every shareholder deserves a voice – not just those connected or related to the company’s management and board.  We urge you to support independent shareholder representation and elect our two nominees to ensure the Baja board acts on behalf of all shareholders and remains focused on creating shareholder value. The last proxy card voted is the one that counts, so vote your BLUE proxy card today.

We appreciate the encouragement we have received thus far, and are thankful for your consideration of these important facts. We look forward to your support in ensuring that all Baja shareholders have a voice.

Sincerely,
/s/ Jonathan Fiorello
Chief Operating Officer
Mount Kellett Capital Management LP

Mount Kellett urges its fellow shareholders to vote their BLUE proxy card to elect Mr. Stephen Lehner and Mr. Lorie Waisberg, two highly qualified, independent candidates, to the Baja board of directors.  Once elected, Messrs. Lehner and Waisberg will represent a minority of the board and will work with the other directors to provide much-needed independent oversight and an owner-driven mindset.  Mount Kellett continues to believe that Giles Baynham and Gerald Prosalendis – two hand-picked directors who are very much entangled in Baja’s web of conflicts – should be removed from Baja’s board.

For more information on how to vote your BLUE proxy, as well as access to other important materials, please visit www.ShareholdersForBaja.com.  If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted).

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing.  The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai.  The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.
Bernard Simon, 416-867-2304

or

Sard Verbinnen & Co
Dan Gagnier/Sarah Brown, 212-687-8080